Exhibit (a)(5)(i)

Friday, May 13, 2005

Contact: Thomas F. Cherry, Executive Vice President and CFO

(804) 843-2360

C&F Financial Corporation Announces

Stock Purchase

West Point, Va., May 13, 2005—C&F Financial Corporation (NASDAQ: CFFI), the one-bank holding company for C&F Bank, announced today that it is seeking to purchase up to 180,000 shares of the company’s common stock, which represents approximately 5.1% of its outstanding common stock. A price of $41.00 net per share will be paid, which is a premium over the recent market value. It is expected that a notice concerning the offer will be mailed to all stockholders on or about May 24, 2005. The tender offer documents are being filed with the Securities and Exchange Commission today on schedule TO and will be available at www.sec.gov.

President and CEO of C&F, Larry G. Dillon, stated “We believe that the purchase of our own shares at this time presents an effective way to utilize our current strong capital base and increase value for our shareholders. Additionally, we believe that this offer is beneficial to our shareholders because it will provide liquidity by giving shareholders an opportunity to sell all or a part of their investment in us on potentially more favorable terms than would otherwise be the case.”

Neither C&F nor its board of directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder’s shares in the offer, and C&F has not authorized any person to make any such recommendation.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of C&F common stock. The offer is made by the tender offer materials, including the Offer to Purchase, dated May 24, 2005, and the related Letter of Transmittal. It is expected that the Offer to Purchase, the Transmittal Letter and other related materials will be mailed to shareholders on or about May 24, 2005, and will be made available for distribution to beneficial owners.

SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

C&F Financial Corporation operates 14 retail bank branches located throughout the Newport News to Richmond corridor in Virginia through C&F Bank and offers full investment services through its subsidiary C&F Investment Services, Inc. The corporation provides mortgage and title services through C&F Mortgage Corporation’s 17 offices. C&F Finance Company provides automobile loans through its offices in Richmond, Roanoke and Hampton, Va.